UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE TO/A

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

TECUMSEH PRODUCTS COMPANY

(Name of Subject Company)

MA INDUSTRIAL SUB INC.

(Names of Filing Persons (Offerors))

MA INDUSTRIAL JV LLC

(Names of Filing Persons (Parent of Offeror))

MUELLER INDUSTRIES, INC.

DENO INVESTMENT COMPANY II, INC.

ATLAS CAPITAL RESOURCES II LP

ATLAS CAPITAL RESOURCES (P) II LP

(Names of Filing Persons (Others))

COMMON SHARES, NO PAR VALUE PER SHARE

(Title of Class of Securities)

878895309

(CUSIP Number of Class of Securities)

Serge Benchetrit

Steven A. Seidman

Mark A. Cognetti

Sean M. Ewen

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10009

Phone: (212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$95,702,217.15	$11,120.60

*	Estimated solely for the purpose of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares or common stock, par value $0.00 per share (the “Shares”) of Tecumseh Products Company (“TECU”), at a purchase price of $5.00 per Share, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding, and settle outstanding options, restricted stock units, phantom shares, stock appreciation rights and deferred stock units.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,120.60	Filing Party:	MA Industrial Sub Inc.
			MA Industrial JV LLC
			Mueller Industries, Inc. Deno Investment Company II, Inc. Atlas Capital Resources II LP Atlas Capital Resources (P) II LP

Form or Registration No.:	Schedule TO-T (File No.005-30158)	Date Filed:	August 21, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 to Schedule TO (this “Amendment”) is filed by MA Industrial JV LLC (“Parent”), MA Industrial Sub Inc. (“Purchaser”), Mueller Industries, Inc., Deno Investment Company II, Inc., Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP (collectively, the “Filing Persons”), and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 21, 2015 (together with any amendments and supplements thereto, the “Schedule TO”) by the Filing Persons and relates to the tender offer by Purchaser and Parent, for all of the outstanding common shares, no par value per share (the “Shares”) of Tecumseh Products Company, a Michigan corporation (“TECU”), at a price of $5.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated August 21, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Items 1 through 11.

The Offer to Purchase is hereby amended and supplemented as follows:

1. The following paragraph is hereby added after the last paragraph under the caption “Background of the Offer” in Section 11 “Background of the Offer; Other Transactions with TECU”:

“On September 4, 2015, the FTC granted early termination of the waiting period under the HSR Act.”

2. The second paragraph under the caption “Antitrust” in Section 16 “Certain Legal Matters; Regulatory Approvals” is hereby amended and restated in its entirety to read as follows:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when MLI, as an ultimate parent of the Purchaser, files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. On August 26, 2015, MLI filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer and the Merger. On September 4, 2015, the FTC granted early termination of the waiting period under the HSR Act.”

3. The first sentence of the fifth paragraph under the caption “Antitrust” in Section 16 “Certain Legal Matter; Regulatory Approvals” is hereby deleted.

4. The following paragraph is hereby added at the end of the third paragraph under the caption “Certain Litigation” in Section 17 “Legal Proceedings”:

“On September 4, 2015, Molly Murray filed a purported shareholder class action complaint in the Circuit Court for the County of Washtenaw in the State of Michigan against the Individual Defendants (as defined above), TECU, MLI, Atlas Holdings LLC, Parent, and Purchaser, captioned Murray v. Tecumseh Products Co., et al. Case No. 2015-906-CB. The complaint purports to assert a direct claim on behalf of TECU shareholders, alleging that the Individual Defendants breached their fiduciary duties to TECU shareholders by seeking to sell TECU through an unfair process, for an unfair price, and by failing to provide shareholders with material information regarding the transaction. The complaint further alleges that MLI, Atlas Holdings LLC, Parent, and Purchaser aided and abetted the alleged breach of fiduciary duties by the directors of TECU. The complaint also purports to assert derivative claims on behalf of nominal plaintiff TECU against the Individual Defendants for breach of fiduciary duty and unjust enrichment. The complaint seeks, among other things, to enjoin consummation of the proposed transaction, damages (including exemplary damages) and the award of costs and disbursements associated with bringing the action, including attorneys’ fees.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct: September 8, 2015.

MA INDUSTRIAL SUB INC.

By:	/s/ Jason M. Squire

Name: Jason M. Squire
Title: Vice President and Treasurer

By:	/s/ Gregory L. Christopher

Name: Gregory L. Christopher
Title: Co-President

MA INDUSTRIAL JV LLC

By:	/s/ Jason M. Squire

Name: Jason M. Squire
Title: Vice President and Treasurer

By:	/s/ Gregory L. Christopher

Name: Gregory L. Christopher
Title: Co-President

MUELLER INDUSTRIES, INC.

By:	/s/ Gregory L. Christopher

Name:	Gregory L. Christopher
Title:	Chief Executive Officer

DENO INVESTMENT COMPANY II, INC.

By:	/s/ Kent Schenk

Name:	Kent Schenk
Title:	President

By:	/s/ James Davidson

Name:	James Davidson
Title:	Secretary

ATLAS CAPITAL RESOURCES II LP

By: Atlas Capital GP II LP, its general partner
By: Atlas Capital Resources GP II LLC, its general partner

By:	/s/ Timothy J. Fazio

Name:	Timothy J. Fazio
Title:	Managing Partner

ATLAS CAPITAL RESOURCES (P) II LP

By: Atlas Capital GP II LP, its general partner
By: Atlas Capital Resources GP II LLC, its general partner

By:	/s/ Timothy J. Fazio

Name:	Timothy J. Fazio
Title:	Managing Partner